OMB No. 7100-0224
Average hours per response: 1.0
Approval expires March 31, 2004

OFFICIAL USE
11-394

06000063

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

A. ☐ Comptroller of the Currency
B. ☒ Board of Governors of the Federal Reserve System
C. ☐ Federal Deposit Insurance Corporation
D. ☐ Office of Thrift Supervision
E. ☐ Securities and Exchange Commission

2. Conducts business as:

A. ☐ Government Securities Broker
B. ☐ Government Securities Dealer
C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

A. ☐ Notice
B. ☒ Amendment

Rec'd 1/17/06

4. A. Full name of the financial institution:

THE BANK OF NEW YORK

B. Address of principal office of financial institution:

ONE WALL STREET, NEW YORK NEW YORK 10286

C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

32 OLD SLIP, NEW YORK NEW YORK 10286

D. Mailing address if different from (B) or (C):

N/A

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
JOHN GROCKI	VICE PRESIDENT	(212) 804-3057

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☐ Yes B. ☒ No

(If yes, provide addresses and describe activities.)

CH 6/1/06
KS

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
LANDAU	JEFFREY	D.	EXECUTIVE VICE PRESIDENT

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
JOHN	JAMES	GROCKI	VICE PRESIDENT

Manual Signature: John Grocki

Date: 7/15/05

BOARD OF GOVERNORS
OF THE
FEDERAL RESERVE SYSTEM
WASHINGTON, D.C. 20551

DIVISION OF BANKING
SUPERVISION AND REGULATION

January 9, 2006

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 17 2005
DIVISION OF MARKET REGULATION

Securities and Exchange Commission
Division of Market Regulation
Attn: Carol Y. Charnock
Mail Stop 6628
100 F Street, NE
Washington, D.C. 20549

Subject: Notice by Financial Institutions of Government Securities Broker or Government Securities Dealer Activities

Dear Ms. Charnock:

Enclosed pursuant to Section 17(c)(1) of the Securities Exchange Act of 1934 ('34 Act) is a copy of a notice that was filed with the Federal Reserve by the AmSouth Bank pursuant to Section 15C(a)(1)(B) of the '34 Act. Also enclosed are related attachments to the referenced notice.

If you have any questions, I can be reached at (202) 452-2836.

Sincerely,

Michael J. Schoenfeld
Senior Supervisory Financial Analyst

Enclosures